UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 000-32201
CUSIP NUMBER 769666108

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period ended: July 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Rivulet Media, Inc.

Full Name of Registrant

Former Name if Applicable

1206 East Warner Road, Suite 101-I

Address of Principal Executive Office (Street and number):

Gilbert, Arizona 85296

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Rivulet Media, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended July 31, 2021 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. Management of the Company requires additional time to close the books and records, to provide the audit firm with the information necessary for it complete the audit, and to complete the preparation of the consolidated financial statements and footnotes, as well as the other information required to be included in the Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Stephen R. Boatwright, Esq.	602	530-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a substantially increased loss from operations for the fiscal year ended July 31, 2021 (estimated to be in excess of $1,700,000), as compared to the period February 11, 2020 (date of inception) through July 31, 2020 of $1,066,928, as a result of increased general and administrative costs, including, in particular, increased compensation and payments to officers, directors, affiliates, and other related parties, and various other operating costs and expenses, including compensation and related costs, accounting and legal fees, and various other costs, offset by the impact of the increase in the fair value of investment in marketable securities during the fiscal year ended July 31, 2021 as described below.

The Company expects to report a substantial increase in project development costs in its balance sheet at July 31, 2021 (estimated to be in excess of $4,800,000), as compared to $134,413 at July 31, 2020.

The Company expects to report a substantial increase in accounts payable and accrued expenses, and promissory notes payable in its balance sheet at July 31, 2021 (estimated to be in excess of $3,800,000), as compared to $316,716 at July 31, 2020.

The Company expects to report a substantial increase in the fair value of its investment in marketable securities at July 31, 2021 as compared to July 31, 2020 (estimated to be in excess of $500,000), which will be recognized as other income in the consolidated statement of operations for the fiscal year ended July 31, 2021.

Rivulet Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	October 29, 2021	By:	/s/ RICK GEAN
Rick Gean
Interim Chief Financial Officer